

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 3010</u>

February 24, 2010

John J. Barry, IV
Chief Executive Officer
Bonds.com Group, Inc.
1515 S. Federal Highway, Suite 212
Boca Raton, Florida 33432

> **Re: Bonds.com Group, Inc.**
> **Schedule 14C**
> **Filed January 15, 2010**
> **File No. 000-51076**

Dear Mr. Barry:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief

cc: Mark Danzi